Exhibit 99.1

ATA Creativity Global Reports 2020 Fourth Quarter and Year-end Financial Results

Conference Call on Monday, March 29, 2021, at 9 p.m. ET with Accompanying Investor Presentation

Beijing, China, March 29, 2021 (NY)/ March 30, 2021 (China) — ATA Creativity Global (“ACG” or the “Company”, Nasdaq: AACG), an international educational services company focused on providing quality learning experiences that cultivate and enhance students’ creativity, today announced preliminary unaudited financial results for the quarter and year ended December 31, 2020 (“Fourth Quarter 2020” and “Fiscal Year 2020”, respectively).

2020 Fourth Quarter and Annual Highlights

•

During Fourth Quarter 2020, student enrollment was 1,122, compared to 1,042 in the prior-year period. Of these students, 636 were enrolled in ACG’s portfolio training programs. Approximately 45,434 credit hours were delivered during Fourth Quarter 2020, compared to 52,202 in the prior-year period.

•	Fourth Quarter 2020 net revenues of RMB60.8 million (US$9.3 million), primarily driven by revenues from portfolio training services, compared to RMB54.1 million in the prior-year period
•	Fourth Quarter 2020 net loss attributable to ACG improved to RMB24.8 million (US$3.8 million), compared to RMB70.9 million in the prior-year period
•	Fiscal Year 2020 net revenues of RMB162.2 million (US$24.9 million), driven by full-year contributions from the Huanqiuyimeng business
•	Fiscal Year 2020 net loss attributable to ACG improved to RMB92.2 million (US$14.1 million), compared to RMB122.3 million in the prior year
•	Throughout Fiscal Year 2020, the Company repurchased 450,337 ADSs at an average stock price of US$1.2631.
•	RMB112.7 million (US$17.3 million) in cash and cash equivalents as of December 31, 2020

Management Commentary

Mr. Kevin Ma, Chairman and CEO of ACG, stated, “2020 presented businesses and people all over the world with a public health crisis that nobody could have foreseen. When the seriousness of the pandemic became apparent at the beginning of 2020, ACG moved quickly to prioritize the health and safety of students and staff by ceasing all in-person instruction by early February and transitioning offline course delivery to online course delivery. While we did see some enrollment deferrals and a more significant impact on our international research-based learning services, formerly educational travel, business in the summer, we are pleased that the majority of our students continued to pursue their studies despite the challenges that came with adjusting to a remote learning method. During the fourth quarter of 2020, enrollment in our portfolio training programs remained strong at 636, which was an increase of 8.7% from the prior-year period, despite a decrease in credit hours delivered by approximately 13% to 45,434 mainly due to the ongoing COVID-19 pandemic.

“In 2020, ACG took the opportunity to upgrade technology systems that support the daily operations of Beijing Huanqiuyimeng Education Consultation Corp. (‘Huanqiuyimeng’). ACG leveraged its own experience in internal finance, management and analysis to help Huanqiuyimeng improve its accounting controls and management efficiencies during the integration process. These efforts enabled us to continue providing our students with the quality creative education they have come to expect from ACG while strengthening the growth prospects of the Company in the years to come. Several of our students have begun receiving acceptance letters from overseas institutions with more expected in the coming months.”

Outlook

Mr. Jun Zhang, President of ACG, stated, “For Fourth Quarter 2020, we are pleased to report strong enrollment numbers, which were supported by continued demand for out-of-classroom experiences, new enrollments from students of smaller institutions that have had to close their businesses during the pandemic, and the need for students to complete their portfolios before year-end application deadlines. With the public health situation in China effectively contained, we continue to offer in-person courses with an option to take some courses online. As an alternative to international educational travel, we offered domestic educational tours this past year, one of which took place in Sichuan, and offered camps that gave students an opportunity to study historical art pieces and practice classic art techniques in small groups. We also offered online bootcamps, which included academic educational learning and workshop programs as well as transferrable credit courses for undergraduate or graduate students already studying at overseas art schools we partner with. We will continue to explore the potential of new offerings and are proud to have found opportunities to increase our growth prospects in the extremely unusual year of 2020. We believe we have established a solid framework for future growth.”

Operating Review

Enrollment Update

ACG student enrollment for Fourth Quarter 2020 was 1,122, of which 636 were enrolled in its portfolio training programs, which consist of time-based programs and project-based programs.

A total of 45,434 credit hours were delivered for portfolio training programs during Fourth Quarter 2020, of which 25,165 credit hours were delivered for time-based programs and 20,269 credit hours were delivered for project-based programs. These courses were delivered either in person through ACG’s nationwide training center network or via online platform.

The following is a summary of the credit hours delivered for ACG’s portfolio training programs for Fourth Quarter 2020, compared to those for the prior-year period:

	Fourth Quarter Ended Dec. 31, 2020	Fourth Quarter Ended Dec. 31, 2019	% Change
	No. of Credit Hours	No. of Credit Hours

Time-based Program	25,165	34,434	(26.9%)
Project-based Program	20,269	17,768	14.1%
Total	45,434	52,202	(13.0%)

During Fourth Quarter 2020, 486 students were enrolled in ACG’s other programs, which consists of overseas study counselling and foreign language training services enrollments as well as enrollments for other educational services.

GAAP Results

Notes: Impact of Huanqiuyimeng Acquisition on and Certain Adjustments to the Company’s Financial Statements

Following the completion of the Huanqiuyimeng business acquisition whereby Huanqiuyimeng became a wholly owned subsidiary of the Company in 2019, the financial results presented in this press release incorporated financial contributions from Huanqiuyimeng for Fourth Quarter 2020 and Fiscal Year 2020. Please note that the prior-year period comparisons in the below financial reviews include approximately five months of contributions from the Huanqiuyimeng business as control of Huanqiuyimeng transitioned to ACG on August 6, 2019. In addition, the Company has applied acquisition accounting and made purchase price allocation (“PPA”) adjustments to various assets acquired and liabilities assumed from the Huanqiuyimeng business acquisition.

Impact of Certain Adjustments to the Company’s Financial Statements for the Quarter Ended September 30, 2020

During the annual financial reporting process for the year ended December 31, 2020, the Company reversed an RMB 34.1 million investment gain from a fair value change in one of the Company’s strategic long-term investments recorded in the unaudited condensed consolidated statements of comprehensive income (loss) for the quarter ended September 30, 2020, to better reflect relevant accounting rules. As a result, certain line items in the accompanying unaudited financial statements for the year ended December 31, 2020, in this press release have been adjusted accordingly.

Fourth Quarter 2020 Financial Review

ACG’s total net revenues for Fourth Quarter 2020 increased 12.4% to RMB60.8 million (US$9.3 million), from RMB54.1 million in the prior-year period. Net revenues for this quarter include a negative adjustment of RMB6.0 million resulting from amortization of the difference between the carrying value of deferred revenues in Huanqiuyimeng’s book and the fair value of deferred revenues assessed from the PPA process applied to the Huanqiuyimeng business acquisition (“PPA Adjustment to Net Revenues”). Revenues from portfolio training programs were RMB40.8 million, or 67.1% of total net revenues, during the period. Revenues from overseas study counselling services, other educational services and the K-12 business were RMB20.0 million, or 32.9% of total net revenues during the period.

Gross profit for Fourth Quarter 2020 increased 41.1% to RMB29.5 million (US$4.5 million), from RMB20.9 million in the prior-year period. Gross margin improved to 48.5% during the period, compared to 38.6% in the prior-year period. Excluding the PPA Adjustment to Net Revenues stated above, gross margin for Fourth Quarter 2020 would have been 53.1%.

Total operating expenses for Fourth Quarter 2020 were RMB55.4 million (US$8.5 million), compared to RMB77.0 million in the prior-year period. This decrease was primarily driven by an RMB5.8 million decrease in impairment charges related to intangible assets, as well as lower general and administrative costs due to reductions in headcount and office space made as part of a general expense savings plan launched in response to COVID-19.

Loss from operations for Fourth Quarter 2020 was RMB26.0 million (US$4.0 million), compared to RMB56.0 million in the prior-year period, primarily as a result of the increased gross profit and decreased operating expenses mentioned above.

Net loss attributable to ACG for Fourth Quarter 2020 improved to RMB24.8 million (US$3.8 million), from RMB70.9 million in the prior-year period, primarily as a result of the RMB30.0 million decrease in loss from operations mentioned above and an RMB20.7 million decrease in impairment loss of long-term investments.

For Fourth Quarter 2020, basic and diluted losses per common share attributable to ACG were both RMB0.43 (US$0.07), compared to RMB1.27 for the prior-year period. Basic and diluted losses per ADS attributable to ACG were both RMB0.86 (US$0.14), compared to RMB2.54 in the prior-year period.

Year-end 2020 Financial Review

ACG’s total net revenues for Fiscal Year 2020 were RMB162.2 million (US$24.9 million), compared to RMB97.8 million in the prior year. This increase was driven primarily by the full-year contributions from the Huanqiuyimeng business compared to approximately five months of contributions in 2019. Net revenues for the period include a negative adjustment of RMB24.0 million resulting from the PPA Adjustment to Net Revenues, as noted above. Revenues from portfolio training programs were RMB113.2 million, or 69.8% of total net revenues, during the period. Revenues from other education services and the K-12 business were RMB49.0 million, or 30.2% of total net revenues, during the period.

Gross profit for Fiscal Year 2020 was RMB63.6 million (US$9.8 million), compared to RMB35.9 million in the prior year. Gross margin was 39.2% during the period, compared to 36.7% in the prior year. Excluding the PPA Adjustment to Net Revenues stated above, gross margin for Fiscal Year 2020 would have been 47.1%, compared to 45.2% in the prior year. The margin improvement is a reflection of the results yielded by the Company’s internal cost restructuring and expense savings initiatives to increase overall operational efficiencies under the COVID-19 pandemic circumstances.

Total operating expenses for Fiscal Year 2020 were RMB171.5 million (US$26.3 million), compared to RMB154.2 million in the prior year, which included only five months of expenses related to Huanqiuyimeng operations as control transitioned to ACG on August 6, 2019.

Loss from continuing operations for Fiscal Year 2020 was RMB107.5 million (US$16.5 million), compared to RMB117.8 million in the prior year.

Net loss attributable to ACG for Fiscal Year 2020 improved to RMB92.2 million (US$14.1 million), from RMB122.3 million in the prior year. The operation performance improvement was primarily driven by the RMB10.3 million decrease in loss from continuing operations mentioned above and an RMB25.1 million decrease in long-term investment impairment.

For Fiscal Year 2020, basic and diluted losses per common share attributable to ACG were both RMB1.57 (US$0.24), compared to RMB2.52 for the prior year. Basic and diluted losses per ADS attributable to ACG were both RMB3.14 (US$0.48), compared to RMB5.04 in the prior year.

Non-GAAP Measures

Adjusted net loss attributable to ACG for Fiscal Year 2020, which excludes share-based compensation expense and foreign currency exchange loss (non-GAAP), was RMB89.4 million (US$13.7 million), compared to adjusted net loss of RMB117.5 million in the prior year.

Basic and diluted earnings per common share attributable to ACG excluding share-based compensation expense and foreign currency exchange loss (non-GAAP) for Fiscal Year 2020, were RMB1.52 (US$0.23). Basic and diluted earnings per ADS attributable to ACG excluding share-based compensation expense and foreign currency exchange loss (non-GAAP) for Fiscal Year 2020 were RMB3.04 (US$0.46).

Please see the note about non-GAAP measures and the reconciliation table at the end of this press release.

Other Data

The number of weighted average ADSs used to calculate both basic and diluted earnings per ADS for Fourth Quarter 2020 and Fiscal Year 2020 were 31.4 million and 31.3 million, respectively. Each ADS represents two common shares.

Balance Sheet Highlights

As of December 31, 2020, ACG’s cash and cash equivalents were RMB112.7 million (US$17.3 million), working capital deficit was RMB153.9 million (US$23.6 million), and total shareholders’ equity was RMB199.2 million (US$30.5 million); compared to cash and cash equivalents of RMB154.2 million, working capital deficit of RMB81.3 million, and total shareholders’ equity of RMB305.6 million, respectively, as of December 31, 2019.

Update on Share Repurchase Program

In May 2020, ACG’s Board of Directors approved a share repurchase plan authorizing the Company to repurchase up to US$1.0 million of its issued and outstanding ADSs from the open market and through privately negotiated transactions. By December 31, 2020, the date at which the plan expired, the Company had repurchased 450,337 ADSs at an average stock price of US$1.2631.

Conference Call and Webcast Information (With Accompanying Presentation)

ACG will host a conference call at 9 p.m. Eastern Time on Monday, March 29, 2021 (9 a.m. Beijing time on Tuesday, March 30, 2021), during which management will discuss the results of the quarter and year ended December 31, 2020.

To participate in the conference call, please use the following dial-in numbers about 10 minutes prior to the scheduled conference call time:

U.S. & Canada (Toll-Free):	+1 (877) 407-9122
International (Toll):	+1 (201) 493-6747

Local Access
China:	(400) 120 2840
Hong Kong:	(800) 965561

A live webcast of the conference call can be accessed at: https://78449.themediaframe.com/dataconf/productusers/atac/mediaframe/43684/indexl.html.

An accompanying slide presentation will also be made available 30 minutes prior to the conference call at the investor relations section of ACG’s website (https://ir.atai.net.cn/). To listen to the webcast, please visit ACG’s website a few minutes prior to the start of the call to register, download, and install any necessary audio software.

A replay will be available shortly after the call and will remain available for 90 days.

About ATA Creativity Global

ATA Creativity Global is an international educational services company focused on providing quality learning experiences that cultivate and enhance students’ creativity. ATA Creativity Global offers a wide range of education services consisting primarily of portfolio training, research-based learning services, overseas study counselling and other educational services through its training center network. For more information, please visit ACG’s website at www.atai.net.cn.

Cautionary Note Regarding Forward-looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “future,” “intend,” “look forward to,” “outlook,” “plan,” “should,” “will,” and similar terms and include, among other things, statements regarding ACG’s future growth and results of operations; ACG’s plans for mergers and acquisitions generally; ACG’s ability to operate efficiently and maintain continued financial strength under unusual circumstances; ACG’s growth strategy, anticipated growth prospects and subsequent business activities; market demand for ACG’s portfolio training programs and other education services; the impact of the COVID-19 outbreak on ACG and its operations; and ACG’s plan and anticipated benefits of the measures implemented in response to the COVID-19 outbreak.

The factors that could cause the Company’s actual financial and operating results to differ from what the Company currently anticipates may include its ability to develop and create content that could accommodate needs of potential students, its ability to provide effective creative related international education services and control sales and marketing expenses, its recognition in the marketplace for services it delivered and branding it established, its ability to integrate the acquired business, its ability to maintain market share amid increasing competition, its ability to identify and execute on M&A opportunities within the education sector, the economy of China, uncertainties with respect to China’s legal and regulatory environments, the impact of the COVID-19 outbreak and other factors stated in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The financial information contained in this release should be read in conjunction with the consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for its fiscal year ended December 31, 2019, and other filings that ACG has made with the SEC. The filings are available on the SEC’s website at www.sec.gov and at ACG’s website at www.atai.net.cn. For additional information on the risk factors that could adversely affect the Company’s business, financial conditions, results of operations, and prospects, please see the “Risk Factors” section of the Company’s Form 20-F for the fiscal year ended December 31, 2019.

The forward-looking statements in this release involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates, and projections about ACG and the markets in which it operates. The Company undertakes no obligation to update forward-looking statements, which speak only as of the date of this release, to reflect subsequent events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that its expectations and assumptions expressed in these forward-looking statements are reasonable, the Company cannot assure you that its expectations and assumptions will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Currency Convenience Translation

The Company’s financial information is stated in Renminbi (“RMB”), the currency of the People’s Republic of China. The translations of RMB amounts for the quarter and nine months ended December 31, 2020, into U.S. dollars are included solely for the convenience of readers and have been made at the rate of RMB6.5250 to US$1.00, the noon buying rate as of December 31, 2020, in New York for cable transfers in RMB per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under U.S. generally accepted accounting principles (“GAAP”).

About Non-GAAP Financial Measures

To supplement ACG’s consolidated financial information presented in accordance with U.S. GAAP, ACG uses the following non-GAAP financial measures: net income (loss) excluding share-based compensation expense and foreign currency exchange gain or loss, and basic and diluted earnings (losses) per common share and ADS excluding share-based compensation expense and foreign currency exchange gain or loss.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. ACG believes these non-GAAP financial measures provide meaningful supplemental information about its performance by excluding share- based compensation expense and foreign currency exchange gain or loss, which may not be indicative of its operating performance.

ACG believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to ACG’s historical performance. ACG computes its non-GAAP financial measures using a consistent method from period to period. ACG believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP net income (loss) excluding share-based compensation expense and foreign currency exchange gain or loss and basic and diluted earnings (losses) per common share and per ADS excluding share-based compensation expense and foreign currency exchange gain or loss is that share-based compensation charges and foreign currency exchange gain or loss have been, and are expected to continue to be for the foreseeable future, a significant recurring expense in ACG’s business.

Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The table captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” shown at the end of this news release has more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures used by ACG.

For more information on our company, please contact the following individuals:

At the Company	Investor Relations
ATA Creativity Global	The Equity Group Inc.
Amy Tung, CFO	Carolyne Y. Sohn, Vice President
+86 10 6518 1133 x 5518	415-568-2255
amytung@acgedu.cn	csohn@equityny.com

Adam Prior, Senior Vice President
212-836-9606
aprior@equityny.com

ATA CREATIVITY GLOBAL AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,	December 31,
	2019	2020	2020
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	154,197,758	112,723,433	17,275,622
Accounts receivable, net	214,591	2,245,194	344,091
Subscription receivable	8,530,931	—	—
Prepaid expenses and other current assets	16,490,369	5,970,973	915,092
Loan receivable, net	4,126,502	—	—
Total current assets	183,560,151	120,939,600	18,534,805

Long-term investments	45,726,391	44,000,000	6,743,295
Goodwill	200,478,795	194,754,963	29,847,504
Property and equipment, net	42,070,794	38,119,216	5,842,025
Intangible assets, net	135,599,770	110,586,111	16,948,063
Right-of-use assets	40,786,291	41,779,086	6,402,925
Deferred income tax assets	11,464,891	2,491,792	381,884
Other non-current assets	16,402,750	22,950,264	3,517,282
Total assets	676,089,833	575,621,032	88,217,783

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables	47,747,054	47,020,182	7,206,160
Short-term loans	4,991,000	6,801,000	1,042,299
Payable for business acquisition	19,642,082	4,642,082	711,430
Lease liabilities-current	20,556,017	16,972,187	2,601,101
Deferred revenues	171,880,131	199,448,112	30,566,760
Total current liabilities	264,816,284	274,883,563	42,127,750

Lease liabilities-non-current	12,500,120	24,005,765	3,679,044
Deferred income tax liabilities	48,241,809	28,985,472	4,442,218
Total liabilities	325,558,213	327,874,800	50,249,012

Mezzanine equity-redeemable non-controlling interests	44,896,428	48,498,368	7,432,700

Shareholders’ equity:
Common shares	4,692,312	4,716,675	722,862
Treasury shares	(27,737,073)	(11,625,924)	(1,781,751)
Additional paid-in capital	560,814,066	541,272,503	82,953,640
Accumulated other comprehensive loss	(37,478,167)	(37,424,722)	(5,735,590)
Retained earnings (accumulated deficit)	(200,151,065)	(298,533,669)	(45,752,286)
Total shareholders’ equity attributable to ACG	300,140,073	198,404,863	30,406,875
Non-redeemable non-controlling interests	5,495,119	843,001	129,196
Total shareholders’ equity	305,635,192	199,247,864	30,536,071
Commitments and contingencies
Total liabilities, mezzanine equity and shareholders’ equity	676,089,833	575,621,032	88,217,783

ATA CREATIVITY GLOBAL AND SUBSIDIARIES UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Three-month Period Ended
	December 31,	December 31,	December 31,
	2019	2020	2020
	RMB	RMB	USD
Net revenues	54,138,667	60,847,715	9,325,320
Cost of revenues	33,239,851	31,336,861	4,802,584
Gross profit	20,898,816	29,510,854	4,522,736

Operating expenses:
Research and development	2,462,282	2,457,651	376,651
Sales and marketing	17,067,130	17,627,511	2,701,534
General and administrative	31,066,678	26,255,189	4,023,784
Impairment loss of intangible assets and other non-current assets	8,932,439	3,120,425	478,226
Provision for loan receivable and other receivables	17,430,825	5,904,305	904,874
Total operating expenses	76,959,354	55,365,081	8,485,069
Other operating income, net	26,062	(141,731)	(21,721)
Loss from operations	(56,034,476)	(25,995,958)	(3,984,054)

Other income (expense):
Investment gain	—	11,678	1,790
Impairment loss from long-term investments	(20,895,309)	(150,000)	(22,989)
Interest income, net of interest expenses	677,395	287,167	44,011
Foreign currency exchange gain (loss), net	72,650	(926,083)	(141,928)
Loss before income taxes	(76,179,740)	(26,773,196)	(4,103,170)
Income tax benefit	(3,753,894)	463,485	71,032
Net loss	(72,425,846)	(27,236,681)	(4,174,202)

Net loss attributable to redeemable non-controlling interests	(891,820)	(967,178)	(148,227)
Net loss attributable to non-redeemable non-controlling interests	(680,746)	(1,460,152)	(223,778)
Net loss attributable to ACG	(70,853,280)	(24,809,351)	(3,802,197)

Other comprehensive loss:
Foreign currency translation adjustment, net of nil income taxes	(1,086,949)	(650,184)	(99,645)
Comprehensive loss attributable to ACG	(71,940,229)	(25,459,535)	(3,901,842)

Basic and diluted losses per common share attributable to ACG	(1.27)	(0.43)	(0.07)
Basic and diluted losses per ADS attributable to ACG	(2.54)	(0.86)	(0.14)

ATA CREATIVITY GLOBAL AND SUBSIDIARIES UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Twelve-month Period Ended
	December 31,	December 31,	December 31,
	2019	2020	2020
	RMB	RMB	USD
Net revenues	97,770,167	162,167,547	24,853,264
Cost of revenues	61,914,502	98,521,027	15,099,008
Gross profit	35,855,665	63,646,520	9,754,256

Operating expenses:
Research and development	11,817,255	8,832,488	1,353,638
Sales and marketing	34,112,212	53,500,051	8,199,242
General and administrative	81,923,516	100,097,849	15,340,667
Impairment loss of intangible assets and other non-current assets	8,932,439	3,120,425	478,226
Provision for loan receivable and other receivables	17,430,825	5,904,305	904,874
Total operating expenses	154,216,247	171,455,118	26,276,647
Other operating income, net	588,147	330,224	50,609
Loss from continuing operations	(117,772,435)	(107,478,374)	(16,471,782)
Other income (expense):
Investment loss	(7,850)	(1,767,800)	(270,927)
Impairment loss of long-term investments	(26,814,507)	(1,726,391)	(264,581)
Interest income, net of interest expenses	3,281,701	1,171,837	179,592
Foreign currency exchange gain (loss), net	51,476	(1,052,856)	(161,357)
Loss from continuing operations before income taxes	(141,261,615)	(110,853,584)	(16,989,055)
Income tax benefit	(7,149,119)	(10,268,836)	(1,573,768)
Loss from continuing operations, net of income taxes	(134,112,496)	(100,584,748)	(15,415,287)
Discontinued operations:
Income from discontinued operations, net of income taxes	4,894,197	—	—
Net loss	(129,218,299)	(100,584,748)	(15,415,287)
Net loss attributable to redeemable non-controlling interests from continuing operations	(2,820,682)	(2,582,632)	(395,806)
Net loss attributable to non-redeemable non-controlling interests from continuing operations	(4,143,628)	(5,804,084)	(889,515)
Net loss attributable to ACG	(122,253,989)	(92,198,032)	(14,129,966)
Net loss from continuing operations attributable to ACG	(127,148,186)	(92,198,032)	(14,129,966)
Net income from discontinued operations attributable to ACG	4,894,197	—	—

Other comprehensive income (loss):
Foreign currency translation adjustment, net of nil income taxes	810,197	53,445	8,191
Comprehensive loss attributable to ACG	(121,443,792)	(92,144,587)	(14,121,775)

Basic and diluted losses per common share attributable to ACG	(2.52)	(1.57)	(0.24)
Basic and diluted losses per ADS attributable to ACG	(5.04)	(3.14)	(0.48)
Basic and diluted losses from continuing operations per common share attributable to ACG	(2.62)	(1.57)	(0.24)
Basic and diluted earnings from discontinued operations per common share attributable to ACG	0.10	—	—
Basic and diluted losses from continuing operations per ADS attributable to ACG	(5.24)	(3.14)	(0.48)
Basic and diluted earnings from discontinued operations per ADS attributable to ACG	0.20	—	—

RECONCILIATIONS OF NON-GAAP MEASURES

TO THE MOST COMPARABLE GAAP MEASURES

	Three-month Period Ended		Twelve-month Period Ended
	December 31,	December 31,	December 31,	December 31,
	2019	2020	2019	2020
	RMB	RMB	RMB	RMB
GAAP net loss attributable to ACG	(70,853,280)	(24,809,351)	(122,253,989)	(92,198,032)
Share-based compensation expenses	27,118	392,483	4,809,453	1,776,783
Foreign currency exchange loss (gain), net	(72,650)	926,083	(51,476)	1,052,856
Non-GAAP net loss attributable to ACG	(70,898,812)	(23,490,785)	(117,496,012)	(89,368,393)

GAAP losses per common share attributable to ACG
Basic and diluted	(1.27)	(0.43)	(2.52)	(1.57)

Non-GAAP losses per common share attributable to ACG
Basic and diluted	(1.27)	(0.40)	(2.43)	(1.52)